GALIANO GOLD REPORTS

Q1 PRODUCTION AND FINANCIAL RESULTS

Vancouver, British Columbia, May 14, 2025 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to report its first quarter ("Q1") 2025 production and financial results. Galiano owns a 90% interest in the Asanko Gold Mine ("AGM") located on the Asankrangwa Gold Belt in the Republic of Ghana, West Africa.

All financial information contained in this news release is unaudited and reported in United States dollars.

Q1 2025 HIGHLIGHTS

Safety

  Two lost-time injuries ("LTI") and three total recordable injuries (inclusive of LTIs) ("TRI") recorded.

  12‐month rolling LTI and TRI frequency rates as of March 31, 2025 of 0.43 and 1.00 per million hours worked, respectively.

Mining

  Mining activities focused on the Abore and Esaase deposits with 1.3 million tonnes ("Mt") of ore mined at an average mined grade of 0.8 grams per tonne ("g/t") gold and a strip ratio of 7.0:1.

  Development of cut 3 at the Nkran deposit commenced ahead of schedule in February with 0.8 Mt of waste mined during the quarter.

Processing

  The AGM processing plant was offline for a period of 14 days due to a key component of the Semi-Autogenous Grinding ("SAG") mill requiring repairs, during which no gold was recovered. This shutdown reduced quarterly production by approximately 4,500 to 5,000 ounces. The repairs to the SAG mill were completed during Q1 2025.

  1.1 Mt of ore was milled at an average feed grade of 0.8 g/t, with metallurgical recovery averaging 87%. Throughput remains constrained until a secondary crushing circuit is commissioned during Q3 2025.

  Produced 20,734 ounces of gold.

  Sold 26,994 ounces of gold at an average realized price of $2,833 per ounce ("/oz").

Exploration

  5,543 meters of infill drilling completed at the Abore deposit. Positive results led to discovery of a new high-grade zone immediately below the mineral reserve pit shell at the south end of the Abore Main pit. The infill drilling also increased confidence in the mineral reserve and mineral resource in the area in and around the known high-grade zone at the Abore South pit, while also increasing the strike length of this zone from 90m to 180m.

Cost and capital expenditures

  Total cash costs1  of $1,730/oz and all-in sustaining costs1 ("AISC") of $2,501/oz.

  Sustaining capital expenditures of $1.3 million and development capital expenditures (excluding Nkran pre-stripping costs) of $3.3 million.

  Capitalized development pre-stripping costs at Nkran cut 3 of $3.2 million.

Financial

  Cash and cash equivalents of $106.4 million at March 31, 2025, and no debt.

  Generated cash flow from operating activities of $25.9 million.

  Income from mine operations of $15.4 million.

  Net loss of $0.10 per common share and adjusted net income1 of $0.01 per common share.

  Adjusted EBITDA1 of $19.0 million.

"Having completed the first quarter, our mining operations, including the commencement of stripping at Nkran, are ramping up according to plan. Production and costs realized in the first quarter are not reflective of management's expectations for the balance of the year. Mill throughput and grade are planned to improve quarter on quarter and the secondary crusher commissioning remains on schedule," said Matt Badylak, Galiano's President and CEO. "Recent exploration results from Abore validate the high-grade zones within the existing Mineral Reserves and point to further expansion potential of the deposit at depth. Our team is focused on delivering a maiden underground resource at the AGM by year-end to build on our growth path as we look beyond our current life of mine."

_________________________________
1 Refer to Non-IFRS Performance Measures

SUMMARY OF QUARTERLY OPERATIONAL AND FINANCIAL HIGHLIGHTS

	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024(2)
Health and safety
LTIs	2	1	-	-	-
12-month rolling LTI frequency rate	0.43	0.15	0.00	0.15	0.16
Mining
Ore mined ('000t)	1,296	531	670	467	265
Waste mined ('000t)	9,124	8,698	9,726	7,427	4,877
Strip ratio (W:O)	7.0	16.4	14.5	15.9	18.4
Average gold grade mined (g/t)	0.8	1.0	1.1	1.0	0.9
Mining cost ($/t mined)	3.36	3.41	3.52	2.98	3.63
Ore tonnes trucked ('000 t)	1,053	685	665	503	566
Ore transportation cost ($/t trucked)	4.43	4.75	4.56	5.71	6.79
Processing
Ore milled ('000t)	1,086	1,179	1,162	1,336	1,467
Average mill head grade (g/t)	0.8	0.9	0.9	0.7	0.8
Average recovery rate (%)	87	85	91	82	83
Processing cost ($/t milled)	14.37	15.84	12.49	11.18	10.55
G&A cost ($/t milled)	5.78	6.28	5.74	5.13	4.74
Gold produced (oz)	20,734	28,508	29,784	26,437	30,386
Capital expenditures
Sustaining capital ($m)	1.3	0.8	0.8	0.6	3.9
Development capital ($m)	3.3	2.0	4.0	2.3	2.0
Nkran cut 3 waste stripping ($m)	3.2	-	-	-	-
Financial, costs and cash flow
Revenue ($m)(3)	76.6	64.6	71.1	64.0	31.7
Gold sold (oz)(3)	26,994	24,673	29,014	27,830	14,912
Average realized gold price ($/oz)(3)	2,833	2,609	2,446	2,292	2,125
AISC ($/oz sold)(1)	2,501	2,638	2,161	1,759	1,793
Income from mine operations ($m)	15.4	21.8	26.4	25.1	6.2
Cash flow from operating activities ($m)	25.9	13.8	24.4	4.5	13.0
Free cash flow ($m)(1)	0.7	(3.1)	(1.6)	(9.7)	75.7
Adjusted net income ($m)(1)	3.4	5.1	17.7	7.3	6.5

(1) Refer to Non-IFRS Performance Measures.

(2) Health and safety, mining, processing, capital expenditures and AISC1 information for Q1 2024 are presented on a 100% basis for the AGM.

(3) The Company acquired Gold Fields Limited's 45% equity interest in the AGM on March 4, 2024, thereby increasing the Company's equity interest to 90% as of this date. The Company therefore consolidated the financial results of the AGM commencing on March 4, 2024. Prior to this date, the Company accounted for its previous 45% equity interest in the AGM by applying the equity method of accounting.

Mining

  Development of the Abore pit continued during Q1 2025 with mined ore totaling 0.7 Mt, an increase of 32% from Q4 2024, at an average grade of 0.9 g/t. The strip ratio at Abore amounted to 7.5:1, a decrease of 54% from Q4 2024.

  Recommenced mining operations at the Esaase deposit during Q1 2025 with mined ore totaling 0.6 Mt at an average grade of 0.8 g/t and a strip ratio of 5.1:1.

  Commenced waste stripping of cut 3 at the Nkran deposit ahead of schedule in February 2025 with 0.8 Mt of waste rock was mined during Q1 2025. The mining contractor is expected to mobilize the majority of its fleet of mining equipment over 2025, which will result in higher volumes mined in 2026.

  Mining cost per tonne at Abore and Esaase for Q1 2025 amounted to $3.31 per tonne ("/t") compared to $3.63/t in Q1 2024. The decrease in mining unit rates was due to an 87% increase in total tonnes mined, which reduced fixed mining costs on a per unit basis. At Nkran, mining cost per tonne was $3.98 for Q1 2025, which included initial site establishment costs. Nkran waste stripping and site establishment costs were capitalized as development capital expenditures.

Processing

  Gold production during Q1 2025 was impacted by a 14-day shutdown of the processing plant to repair a key component of the SAG mill, during which no gold was recovered. The plant shutdown is estimated to have resulted in lower gold production by approximately 4,500 to 5,000 ounces for the quarter. The repairs to the SAG mill were completed during Q1 2025.

  The AGM produced 20,734 ounces of gold during Q1 2025, as the processing plant milled 1.1 Mt of ore at an average grade of 0.8 g/t with metallurgical recovery averaging 87%. While Q1 2025 gold production was lower than management's expectations, the Company forecasts annual production will be near the lower end of the guidance range.

  Gold production during Q1 2025 was impacted by lower milling rates, as mined and processed ore from Abore, which is harder and requires additional crushing and grinding, contributed to the reduction in mill throughput and gold production in Q1 2025 compared to Q1 2024.

  The construction of a permanent secondary crushing circuit at the AGM processing plant remains ongoing. The objective of the secondary crushing circuit is to maintain plant throughput at design capacity when treating harder ore. This project is expected to be completed in Q3 2025.

  Processing cost per tonne for Q1 2025 was $14.37, a 36% increase from Q1 2024. On an absolute basis, processing costs were consistent quarter-on-quarter. The increase in processing cost per tonne in Q1 2025 was driven by fewer tonnes milled, which increased fixed processing costs on a per unit basis.

Capital Expenditures

  Development capital expenditures (excluding Nkran pre-stripping costs) during Q1 2025 totaled $3.3 million and related primarily to construction of the secondary crushing circuit.

  $3.2 million in development pre-stripping costs were incurred at the Nkran deposit related to cut 3 waste removal and initial site establishment costs.

Costs

  AISC1 for Q1 2025 was $2,501/oz, compared to $1,793/oz in the comparative period. The increase in AlSC1 was primarily driven by 15% lower gold sales volumes in Q1 2025. Also, during Q1 2024, low grade stockpiled ore was processed that had no accounting book value and, as such, had no mining cost attributed to it, which resulted in lower operating costs in the comparative quarter.

  Relative to Q4 2024, AISC1 decreased by 5% during the current quarter due to higher gold sales volumes in Q1 2025.

  The Company expects AISC1 for FY 2025 to come in at the higher end of the guidance range given the impact of the mill shutdown in Q1 2025 on estimated annual gold production. Additionally, the effect of higher royalties, resulting from higher realized gold prices and an increase in the Growth and Sustainability Levy, is estimated to impact FY 2025 AISC1 by approximately a further $55/oz (at the current spot gold price).

CONSOLIDATED FINANCIAL HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

	Three months ended March 31,
(All amounts in 000's of US dollars, unless otherwise stated)	2025	2024
Revenue	76,590	31,695
Income from mine operations	15,360	6,197
Net loss attributable to common shareholders	(26,806)	(3,208)
Net loss per share attributable to common shareholders	(0.10)	(0.01)

Adjusted net income attributable to common shareholders [1]	3,410	6,493
Adjusted net income per share attributable to common shareholders [1]	0.01	0.03
Adjusted EBITDA[1]	19,025	5,072

Cash and cash equivalents	106,381	130,804
Cash generated from operating activities	25,892	13,028

  The Company sold 26,994 ounces of gold in Q1 2025 at an average realized gold price of $2,833/oz for total revenue of $76.6 million. The increase in revenue from the comparative period was due to an 81% increase in gold ounces sold and a 33% increase in realized prices. Gold ounces sold in Q1 2025 were higher than Q1 2024 as the Company only consolidated the financial results of the AGM from March 4, 2024 to March 31, 2024 in the comparative period.

  Income from mine operations for Q1 2025 totaled $15.4 million, compared to $6.2 million in Q1 2024. The increase in mine operating income in Q1 2025 was due to consolidating the financial results of the AGM for a full quarter.

  The Company reported a net loss attributable to common shareholders of $26.8 million in Q1 2025, compared to a net loss of $3.2 million in Q1 2024. The increase in net loss during Q1 2025 was due to a $26.1 million increase in unrealized losses on the AGM's zero cost gold collar ("ZCC") hedges and a $4.7 million increase in realized losses on ZCC gold hedges.

  Reported Adjusted EBITDA1 of $19.0 million in Q1 2025, compared to $5.1 million in Q1 2024. The increase in Adjusted EBITDA1 was primarily due to consolidating the financial results of the AGM for a full quarter.

  The Company generated $25.9 million of cash flow from operating activities in Q1 2025, compared to $13.0 million in Q1 2024. The increase in cash flow from operating activities was driven by consolidating the cash flows of the AGM for a full quarter.

  As of March 31, 2025, the Company had cash and cash equivalents of $106.4 million and no debt.

This news release should be read in conjunction with Galiano's Management's Discussion and Analysis and the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2025 and 2024, which are available at www.galianogold.com and filed on SEDAR+.

1 Non-IFRS Performance Measures

The Company has included certain non-IFRS performance measures in this news release. These non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to the Non-IFRS Measures section of Galiano's Management's Discussion and Analysis for an explanation of these measures and reconciliations to the Company's reported financial results in accordance with IFRS.

  Total Cash Costs per Gold Ounce Sold

Management of the Company uses total cash costs per gold ounce sold to monitor the operating performance of the AGM. Total cash costs include the cost of production, adjusted for by-product revenue and production royalties per ounce of gold sold.

  AISC per Gold Ounce Sold

The Company has adopted the reporting of "AISC per gold ounce sold". AISC include total cash costs, AGM general and administrative expenses, sustaining capital expenditure, sustaining capitalized stripping costs, reclamation cost accretion and lease payments made to and interest expense on the AGM's mining and service lease agreements per ounce of gold sold.

  EBITDA and Adjusted EBITDA

Earnings before interest, taxes, depreciation and amortization ("EBITDA") provides an indication of the Company's continuing capacity to generate income from operations before taking into account the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding finance expense, finance income, depreciation and depletion expense, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and non-cash items ("Adjusted EBITDA") and includes the calculated Adjusted EBITDA of the AGM joint venture for periods prior to the consolidation of its ownership. Adjusted EBITDA also adds back the Government of Ghana's 10% share of the AGM's net earnings (loss) as dividends will only be paid to shareholders of the AGM once the entity has positive retained earnings.

  Free cash flow

The Company believes that in addition to conventional measures prepared in accordance with IFRS, management and certain investors and analysts use free cash flow to evaluate the Company's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free cash flow is calculated as cash flow from operating activities, excluding one-time charges not indicative of current period cash flow performance, less cash flows used in investing activities and payments made to mining and service contractors for leases capitalized under IFRS 16.

  Adjusted net income (loss) and adjusted net income (loss) per common share

The Company has included the non-IFRS performance measures of adjusted net income (loss) and adjusted net income (loss) per common share. Neither adjusted net income (loss) nor adjusted net income (loss) per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income (loss) excludes certain non-cash items or non-recurring items from net income (loss) to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows and is an important indicator of the strength of the Company's operations and performance of its core business.

Qualified Person

The exploration information contained in this news release has been reviewed and approved by Mr. Chris Pettman, P.Geo, Vice President Exploration of Galiano. All other scientific and technical information contained in this news release has been reviewed and approved by Mr. Richard Miller, P.Eng., Vice President Technical Services of Galiano. Mr. Pettman and Mr. Miller are "Qualified Persons" as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects.

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company owns the Asanko Gold Mine, which is located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Contact Information

Krista Muhr

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-239-0446

Email: info@galianogold.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: statements regarding the Company's operating plans for the AGM and timing thereof; expectations and timing with respect to current and planned drilling programs, including at Abore, and the results thereof; anticipated production and cost guidance, including the expected impact of the SAG mill shutdown on gold production; timing of installation of a permanent secondary crushing circuit; expectations regarding cash flows from operations; any additional work programs to be undertaken by the Company; potential exploration opportunities and statements regarding the usefulness and comparability of certain non-IFRS measures; and total cash costs and corresponding cost performance relating to the Company's activities. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: development plans and capital expenditures; the price of gold will not decline significantly or for a protracted period of time; the accuracy of the estimates and assumptions underlying mineral reserve and mineral resource estimates; the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions; the global financial markets and general economic conditions will be stable and prosperous in the future; the AGM will not experience any significant uninsured production disruptions that would materially affect revenues; the ability of the Company to comply with applicable governmental regulations and standards; the mining laws, tax laws and other laws in Ghana applicable to the AGM will not change, and there will be no imposition of additional exchange controls in Ghana; the success of the Company in implementing its development strategies and achieving its business objectives; the Company will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations; and the key personnel of the Company will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the mineral reserve and mineral resource estimates may change and may prove to be inaccurate; metallurgical recoveries may not be economically viable; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; inflationary pressures and the effects thereof; the AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's mineral properties may experience a loss of ore, and the Company may experience lack of access to its mineral properties and other issues, due to illegal mining activities; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the common shares of the Company; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; recoveries may be lower in the future and have a negative impact on the Company's financial results; the lower recoveries may persist and be detrimental to the AGM and the Company; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; geotechnical risks associated with the design and operation of a mine and related civil structures; the Company's properties may be subject to claims by various community stakeholders; current, ongoing and future legal disputes and appeals from third parties may be successful, and the Company may be required to pay settlement costs or damages; risks related to limited access to infrastructure and water; risks associated with establishing new mining operations; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; the Company's shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; risks relating to credit rating downgrades; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; risks related to information systems security threats; non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; risks associated with changes in reporting standards; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the Company and the Company's share price; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; the Company's common shares may experience price and trading volume volatility; the Company has never paid dividends and does not expect to do so in the foreseeable future; the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and the risk factors described under the heading "Risk Factors" in the Company's Annual Information Form.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this news release.

Source: Galiano Gold Inc.